UNITED OVERSEAS BANK
大華銀行

United Overseas Bank Limited
HEAD OFFICE
80 Raffles Place UOB Plaza Singapore 048624
Tel: (65) 6533 9898 Fax: (65) 6534 2334
uobgroup.com
Co. Reg. No. 193500026Z

09047383

Our ref: ANN2009/UOB2009/UOB-A16/sc/csm

2 November 2009

File No. 82-2947

Securities & Exchange Commission
Division of Corporate Finance
Room 3094(3-6)
450 Fifth Street, N.W.
Washington, DC 20549
USA

SEC Mail Processing
Section
NOV 16 2009
Washington, DC
110

SUPPL

Dear Sir

UNAUDITED RESULTS FOR THE NINE MONTHS/THIRD QUARTER ENDED 30 SEPTEMBER 2009

We enclose a copy of our announcement dated 30 October 2009 in regard to the above matter for your information.

Yours faithfully
for UNITED OVERSEAS BANK LIMITED

Leo Hee Wui
Assistant Secretary

Encs

UOB 大華銀行

SEC Mail Processing
Section

NOV 16 2009

Washington, DC
110

UNITED OVERSEAS BANK LIMITED
Incorporated in the Republic of Singapore
Company Registration Number: 193500026Z

To : All Shareholders

The Board of Directors of United Overseas Bank Limited wishes to make the following announcement:

Financial Results
The unaudited financial results of the Group for the nine months / third quarter of 2009 are enclosed.

Dividends
Ordinary share dividend
No dividend on ordinary shares has been declared for the quarter.

Preference share dividends
On 15 September 2009, a semi-annual one-tier tax-exempt dividend of 5.05% per annum totalling S$34 million (3Q08: Nil) was paid on the Bank's S$1.32 billion Class E non-cumulative non-convertible preference shares.

On 15 September 2009, a semi-annual dividend at an annual rate of 5.796% totalling USD14 million (3Q08: USD14 million) was paid on the 5,000 non-cumulative, non-convertible guaranteed SPV-A preference shares issued by the Bank's wholly-owned subsidiary, UOB Cayman I Limited.

Confirmation by Directors
The Board of Directors hereby confirms that, to the best of its knowledge, nothing has come to its attention which may render the unaudited financial results of the Group for the nine months / third quarter of 2009 to be false or misleading.

BY ORDER OF THE BOARD
UNITED OVERSEAS BANK LIMITED

Mrs Vivien Chan
Secretary

Dated this 30th day of October 2009

The results are also available at uobgroup.com

United Overseas Bank Limited

Incorporated in the Republic of Singapore
Company Registration Number: 193500026Z

Group Financial Report
for the Nine Months / Third Quarter 2009

UOB

Contents

Notes:

1 The financial statements are presented in Singapore dollars.
2 Certain comparative figures have been restated to conform with the current period's presentation.
3 Certain figures in this report may not add up to the respective totals due to rounding.
4 Amounts less than $500,000 in absolute term are shown as "0".
"NM" denotes not meaningful.

Financial Highlights

	9M09	9M08	+/(-) %	3Q09	2Q09	+/(-) %	3Q08	+/(-) %
Profit and loss summary ($m)								
Net interest income	**2,782**	2,618	6.3	**925**	908	2.0	893	3.6
Non-interest income	**1,381**	1,284	7.6	**396**	551	(28.0)	319	24.1
Total income	**4,163**	3,902	6.7	**1,322**	1,458	(9.4)	1,213	9.0
Less: Total expenses	**1,521**	1,518	0.2	**510**	520	(2.0)	504	1.2
Operating profit	**2,643**	2,384	10.9	**812**	938	(13.4)	709	14.6
Less: Amortisation/impairment charges	**1,085**	435	149.3	**237**	467	(49.2)	161	47.9
Add: Share of profit of associates	**87**	89	(1.7)	**46**	32	44.5	32	40.7
Less: Tax and minority interests	**265**	432	(38.6)	**120**	32	277.0	105	13.5
Net profit after tax [1]	**1,380**	1,605	(14.0)	**500**	470	6.3	475	5.3
Financial indicators								
Non-interest income/Total income (%)	**33.2**	32.9	0.3% pt	**30.0**	37.8	(7.8)% pt	26.3	3.7% pt
Overseas profit contribution (%)	**36.0**	26.3	9.7% pt	**32.3**	44.0	(11.7)% pt	27.9	4.4% pt
Earnings per ordinary share ($) [2, 3]								
Basic	**1.15**	1.39	(17.3)	**1.26**	1.18	6.8	1.23	2.4
Diluted	**1.15**	1.39	(17.3)	**1.25**	1.18	5.9	1.23	1.6
Return on average ordinary shareholders' equity (%) [2, 3]	**11.8**	13.1	(1.3)% pt	**12.0**	12.1	(0.1)% pt	11.9	0.1% pt
Return on average total assets (%) [3]	**1.03**	1.18	(0.15)% pt	**1.13**	1.06	0.07% pt	1.04	0.09% pt
Net interest margin (%) [3]	**2.38**	2.21	0.17% pt	**2.39**	2.35	0.04% pt	2.21	0.18% pt
Expense/Income ratio (%)	**36.5**	38.9	(2.4)% pt	**38.6**	35.7	2.9% pt	41.6	(3.0)% pt
Loan charge off rate (bp) [3]								
Exclude collective impairment	**63**	19	44bp	**63**	60	3bp	27	36bp
Include collective impairment	**88**	37	51bp	**90**	90	-	41	49bp
Net dividend per ordinary share (¢)								
Interim	**20.0**	20.0	-	**-**	20.0	(100.0)	-	-

Notes:

1 Refer to profit attributable to equity holders of the Bank.
2 Calculated based on profit attributable to equity holders of the Bank net of preference share dividends.
3 Computed on an annualised basis.

Financial Highlights *(cont'd)*

	Sep-09	Jun-09	+/(-) %	Sep-08	+/(-) %
Financial indicators					
Customer loans (net) ($m)	**98,337**	97,781	0.6	100,433	(2.1)
Customer deposits ($m)	**116,462**	116,989	(0.5)	113,123	3.0
Loans/Deposits ratio (%) [1]	**84.4**	83.6	0.8% pt	88.8	(4.4)% pt
NPL ratio (%) [2]	**2.4**	2.4	-	1.5	0.9% pt
Total assets ($m)	**176,022**	177,473	(0.8)	181,436	(3.0)
Shareholders' equity ($m) [3]	**18,215**	17,431	4.5	17,155	6.2
Net asset value ("NAV") per ordinary share ($) [4]	**10.67**	10.14	5.2	9.96	7.1
Revalued NAV per ordinary share ($) [4]	**12.42**	11.88	4.5	12.13	2.4
Capital adequacy ratios (%)					
Tier 1	**13.5**	12.6	0.9% pt	11.2	2.3% pt
Total	**18.5**	17.5	1.0% pt	15.5	3.0% pt

Notes:

1 Refer to net customer loans and customer deposits.

2 Refer to non-performing loans (excluding debt securities and contingent assets) as a percentage of gross customer loans.

3 Refer to equity attributable to equity holders of the Bank.

4 Preference shares are excluded from the computation.

Performance Review

The financial statements have been prepared in accordance with Singapore Financial Reporting Standards ("FRS") with modification to FRS39 Financial Instruments: Recognition and Measurement in respect of loan loss provisioning, as provided in Notice to Banks No. 612 "Credit Files, Grading and Provisioning" issued by the Monetary Authority of Singapore ("MAS").

The new/revised FRS applicable to the Group with effect from 1 January 2009 are listed below. The adoption of these FRS has no significant impact on the financial statements of the Group.

- FRS1 Presentation of Financial Statements (revised)
- FRS23 Borrowing Costs
- FRS27 Consolidated and Separate Financial Statements – Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate
- FRS102 Share-based Compensations: Vesting Conditions and Cancellations (amendment)
- FRS107 Amendments to FRS107 Financial Instruments: Disclosures – Improving Disclosures about Financial Instruments
- FRS108 Operating Segments
- INT FRS113 Customer Loyalty Programmes
- INT FRS116 Hedges of a Net Investment in a Foreign Operation
- INT FRS118 Transfer of Assets from Customers

Other than the above changes, the accounting policies and computation methods adopted in the financial statements for the nine months of 2009 are the same as those adopted in the audited financial statements for the financial year ended 31 December 2008.

Nine months 2009 ("9M09") versus nine months 2008 ("9M08")

Operating profit of the Group for 9M09 grew 10.9% over a year ago to $2,643 million. The better operating performance was, however, negated by higher impairment charges, which brought the Group's net profit after tax ("NPAT") to $1,380 million, a 14.0% decrease when compared to 9M08.

Total operating income rose 6.7% to $4,163 million, contributed by higher trading and investment income and higher net interest income, partly offset by lower fee and commission income.

Total operating expenses was flat at $1,521 million. Expense-to-income ratio improved 2.4% points to 36.5% due to higher income growth.

Impairment charges increased $650 million from a year ago to $1,077 million in 9M09. Collective impairment of $565 million was provided for loans, investments and foreclosed assets on prudent stance. The increase in individual impairment on loans was a result of the global economic downturn.

Net customer loans of $98.3 billion as at 30 September 2009 was 2.1% lower than a year ago. NPL ratio increased to 2.4% from 1.5% as at 30 September 2008.

Shareholders' equity grew 6.2% over 30 September 2008 to $18.2 billion as at 30 September 2009. The increase was largely due to improved valuation of the investment portfolio as well as higher retained earnings.

Group tier 1 and total capital adequacy ratios were higher at 13.5% and 18.5% as at 30 September 2009 respectively over a year ago. The increase was due primarily to lower risk-weighted assets and higher retained earnings.

Performance Review *(cont'd)*

Third quarter 2009 ("3Q09") versus second quarter 2009 ("2Q09")

Group NPAT grew 6.3% to $500 million in 3Q09. The increase was mainly due to lower impairment charges, partly negated by lower operating income.

Operating income reduced 9.4% to $1,322 million, attributed mainly to lower trading and investment income. This was partly offset by higher fee and commission income across most business activities, coupled with higher net interest income.

Total operating expenses fell 2.0% to $510 million. Expense-to-income ratio increased 2.9% points to 38.6% on account of lower operating income.

Impairment charges declined 49.5% to $235 million, mainly due to last quarter's collective impairment provided for investments and foreclosed assets.

Net customer loans of $98.3 billion as at 30 September 2009 was 0.6% higher than last quarter. NPL ratio remained unchanged at 2.4%.

Shareholders' equity increased 4.5% over 30 June 2009 to $18.2 billion as at 30 September 2009 largely due to improved valuation of the investment portfolio.

Tier 1 and total capital adequacy ratios increased 0.9% point and 1.0% point to 13.5% and 18.5% respectively over last quarter largely on account of lower risk-weighted assets.

Third quarter 2009 ("3Q09") versus third quarter 2008 ("3Q08")

Group NPAT rose 5.3% to $500 million in 3Q09, while operating profit grew 14.6% to $812 million.

Total operating income increased 9.0% to $1,322 million, largely attributed to net gain from investment activities as compared to net loss in 3Q08, coupled with higher net interest income.

Total operating expenses increased marginally to $510 million, mainly on higher staff costs.

Impairment charges increased 49.0% to $235 million, mainly due to higher individual impairment on loans.

Net Interest Income

Net interest margin

	9M09			9M08		
	Average balance	Interest	Average rate	Average balance	Interest	Average rate
	$m	$m	%	$m	$m	%
Interest bearing assets						
Customer loans	**99,333**	**2,996**	**4.03**	96,437	3,494	4.84
Interbank balances	**24,949**	**326**	**1.75**	31,764	839	3.53
Securities	**31,686**	**633**	**2.67**	29,898	860	3.84
Total	**155,968**	**3,955**	**3.39**	158,099	5,193	4.39
Interest bearing liabilities						
Customer deposits	**120,121**	**886**	**0.99**	110,580	1,471	1.78
Interbank balances/other	**31,476**	**287**	**1.22**	42,926	1,105	3.44
Total	**151,597**	**1,173**	**1.03**	153,505	2,575	2.24
Net interest margin [1]			**2.38**			2.21

	3Q09			2Q09			3Q08		
	Average balance	Interest	Average rate	Average balance	Interest	Average rate	Average balance	Interest	Average rate
	$m	$m	%	$m	$m	%	$m	$m	%
Interest bearing assets									
Customer loans	**98,358**	**956**	**3.86**	98,885	984	3.99	100,025	1,181	4.70
Interbank balances	**20,986**	**88**	**1.66**	25,354	93	1.47	31,904	275	3.44
Securities	**34,236**	**201**	**2.33**	30,438	204	2.68	28,874	270	3.72
Total	**153,580**	**1,245**	**3.22**	154,677	1,281	3.32	160,803	1,727	4.27
Interest bearing liabilities									
Customer deposits	**118,071**	**247**	**0.83**	120,744	285	0.95	113,871	481	1.68
Interbank balances/other	**30,859**	**73**	**0.94**	29,399	88	1.21	43,297	353	3.24
Total	**148,930**	**320**	**0.85**	150,143	373	1.00	157,168	834	2.11
Net interest margin [1]			**2.39**			2.35			2.21

Note:
1 Net interest margin represents annualised net interest income as a percentage of total interest bearing assets.

Net Interest Income *(cont'd)*

Volume and rate analysis

	9M09 vs 9M08			3Q09 vs 2Q09			3Q09 vs 3Q08		
	Volume change $m	Rate change $m	Net change $m	Volume change $m	Rate change $m	Net change $m	Volume change $m	Rate change $m	Net change $m
Interest income									
Customer loans	105	(600)	(495)	(5)	(34)	(39)	(20)	(208)	(228)
Interbank balances	(180)	(332)	(512)	(16)	10	(6)	(94)	(93)	(188)
Securities	51	(278)	(227)	25	(30)	(5)	50	(120)	(70)
Total	(24)	(1,211)	(1,235)	4	(54)	(49)	(64)	(422)	(486)
Interest expense									
Customer deposits	127	(710)	(584)	(6)	(35)	(41)	18	(253)	(235)
Interbank balances/other	(285)	(532)	(817)	2	(18)	(16)	(100)	(180)	(280)
Total	(159)	(1,242)	(1,401)	(5)	(52)	(57)	(83)	(433)	(515)
Change in number of days	-	-	(3)	-	-	10	-	-	3
Net interest income	135	31	164	9	(1)	18	19	11	32

9M09 vs 9M08
Net interest income rose 6.3% to $2,782 million, largely contributed by higher average loan volume. Net interest margin increased 17 basis points to 2.38%, mainly due to improved asset mix.

3Q09 vs 2Q09
Net interest income grew 2.0% to $925 million, mainly due to a longer calendar quarter and higher contributions from interbank money market activities. Net interest margin increased 4 basis points to 2.39%, largely due to the widening of interbank spreads.

3Q09 vs 3Q08
Net interest income increased 3.6% to $925 million, mainly due to higher contributions from securities. Net interest margin grew 18 basis points to 2.39% on improved asset mix.

Non-Interest Income

	9M09	9M08	+/(-)	3Q09	2Q09	+/(-)	3Q08	+/(-)
	$m	$m	%	**$m**	$m	%	$m	%
Fee and commission income								
Credit card	**113**	137	(17.6)	**39**	39	(0.7)	47	(16.4)
Fund management	**95**	138	(31.2)	**41**	28	48.2	37	12.3
Investment-related	**66**	96	(31.2)	**30**	19	57.9	31	(2.5)
Loan-related	**186**	211	(11.6)	**60**	50	19.7	67	(11.0)
Service charges	**63**	60	5.1	**21**	20	0.7	20	1.7
Trade-related	**133**	155	(14.5)	**46**	43	8.1	51	(8.3)
Other	**74**	70	6.1	**28**	26	6.8	22	27.2
	729	866	(15.8)	**264**	225	17.4	274	(3.4)
Dividend income	**37**	55	(32.5)	**10**	23	(54.7)	12	(12.6)
Rental income	**107**	81	32.2	**36**	36	(0.1)	29	23.2
Other operating income								
Net gain/(loss) from:								
Trading activities	**59**	(34)	NM	**(8)**	34	(123.7)	(6)	(40.5)
Non-trading activities								
Financial instruments measured at fair value to profit and loss	**224**	(104)	NM	**55**	141	(61.0)	(63)	NM
Available-for-sale assets and other	**138**	325	(57.5)	**6**	63	(89.9)	40	(84.3)
	421	187	125.8	**53**	237	(77.6)	(29)	NM
Other income	**86**	95	(9.2)	**32**	29	9.8	33	(3.1)
	508	282	80.2	**85**	266	(68.0)	5	NM
Total	**1,381**	1,284	7.6	**396**	551	(28.0)	319	24.1

9M09 vs 9M08

Non-interest income increased 7.6% to $1,381 million. The increase was mainly driven by improved trading and investment income, partly offset by lower fee and commission income mainly from fund management and investment-related activities.

3Q09 vs 2Q09

Non-interest income declined 28.0% to $396 million, mainly due to lower trading and investment income partly offset by higher fee and commission income across most business activities.

3Q09 vs 3Q08

Non-interest income grew 24.1% to $396 million, largely attributed to net gain from investment activities as compared to net loss in 3Q08.

Operating Expenses

	9M09	9M08	+/(-)	3Q09	2Q09	+/(-)	3Q08	+/(-)
	$m	$m	%	**$m**	$m	%	$m	%
Staff costs	**808**	808	-	**272**	276	(1.6)	262	3.7
Other operating expenses								
Revenue-related	**360**	350	2.8	**126**	124	1.9	116	8.5
Occupancy-related	**153**	149	2.7	**50**	50	0.6	53	(5.4)
IT-related	**116**	117	(0.9)	**40**	36	9.9	41	(1.6)
Other	**84**	94	(10.8)	**21**	34	(36.7)	32	(32.3)
	713	711	0.3	**238**	244	(2.5)	242	(1.6)
Total	**1,521**	1,518	0.2	**510**	520	(2.0)	504	1.2
Of which, depreciation of assets	**101**	100	0.5	**34**	33	3.6	33	3.2
Manpower (number)	**21,399**	22,484	(1,085)no.	**21,399**	21,576	(177)no.	22,484	(1,085)no.

9M09 vs 9M08
Total operating expenses was maintained at $1,521 million. Expense-to-income ratio improved 2.4% points to 36.5% due to higher income growth.

3Q09 vs 2Q09
Total operating expenses decreased 2.0% to $510 million. Expense-to-income ratio increased 2.9% points to 38.6% on account of lower operating income.

3Q09 vs 3Q08
Total operating expenses increased marginally to $510 million, largely due to higher bonus provision.

Impairment Charges

	9M09	9M08	+/(-)	3Q09	2Q09	+/(-)	3Q08	+/(-)
	$m	$m	%	$m	$m	%	$m	%
Individual impairment on loans [1]								
Singapore	**249**	(10)	NM	**99**	88	11.7	4	NM
Malaysia	**59**	66	(10.2)	**11**	26	(56.3)	8	46.4
Thailand	**42**	33	27.4	**17**	3	442.5	3	539.4
Indonesia	**15**	4	259.3	**5**	4	37.5	5	(3.8)
Greater China [2]	**8**	4	116.0	**3**	3	10.3	2	74.0
Other	**105**	45	132.7	**22**	27	(18.1)	46	(52.1)
	477	142	236.1	**157**	151	4.5	67	134.7
Individual impairment on securities and other assets	**34**	101	(65.8)	**8**	(7)	NM	18	(58.0)
Collective impairment	**565**	184	207.2	**70**	321	(78.3)	72	(3.5)
Total	**1,077**	427	152.4	**235**	465	(49.5)	158	49.0

9M09 vs 9M08
Impairment charges increased 152.4% to $1,077 million. Collective impairment of $565 million was set aside for loans, investments and foreclosed assets in 9M09 on prudent stance. The increase in individual impairment on loans was a result of the global economic downturn.

3Q09 vs 2Q09
Impairment charges declined 49.5% to $235 million, largely due to last quarter's collective impairment provided for investments and foreclosed assets.

3Q09 vs 3Q08
Impairment charges increased 49.0% to $235 million, mainly due to higher individual impairment on loans.

Notes:
1 Based on the location where the non-performing loans are booked.
2 Comprise China, Hong Kong S.A.R. and Taiwan.

Customer Loans

	Sep-09	Jun-09	Dec-08	Sep-08
	$m	$m	$m	$m
Gross customer loans	**100,923**	100,257	102,033	102,507
Less: Individual impairment	**1,000**	957	800	685
Collective impairment	**1,587**	1,519	1,393	1,389
Net customer loans	**98,337**	97,781	99,840	100,433
By industry				
Transport, storage and communication	**6,478**	6,286	5,800	5,816
Building and construction	**11,661**	12,375	12,694	12,422
Manufacturing	**8,968**	9,101	10,573	11,005
Financial institutions	**15,285**	15,540	16,451	16,217
General commerce	**12,163**	12,508	13,005	14,675
Professionals and private individuals	**13,098**	13,045	12,754	12,420
Housing loans	**26,500**	25,290	24,114	23,671
Other	**6,769**	6,113	6,641	6,281
Total (gross)	**100,923**	100,257	102,033	102,507
By currency				
Singapore dollar	**59,369**	57,335	56,075	54,218
US dollar	**12,903**	13,906	15,888	17,643
Malaysian ringgit	**11,083**	11,057	11,419	11,362
Thai baht	**5,907**	5,926	6,436	6,571
Indonesian rupiah	**2,729**	2,594	2,408	2,749
Other	**8,933**	9,439	9,807	9,965
Total (gross)	**100,923**	100,257	102,033	102,507
By maturity				
Within 1 year	**36,957**	36,141	40,341	40,739
Over 1 year but within 3 years	**21,655**	21,798	19,527	18,713
Over 3 years but within 5 years	**10,829**	11,418	12,090	13,477
Over 5 years	**31,482**	30,901	30,075	29,577
Total (gross)	**100,923**	100,257	102,033	102,507
By geography [1]				
Singapore	**66,839**	65,239	64,765	64,476
Malaysia	**11,709**	11,636	12,092	12,148
Thailand	**6,022**	6,030	6,657	6,838
Indonesia	**3,353**	3,240	3,085	3,479
Greater China	**3,710**	4,059	4,816	4,589
Other	**9,291**	10,054	10,618	10,977
Total (gross)	**100,923**	100,257	102,033	102,507

Net customer loans of $98.3 billion as at 30 September 2009 was marginally higher than last quarter on housing loan growth recorded in Singapore, offset by lower loan volume from overseas regions. Compared against a year ago, net loan volume retreated 2.1%.

Note:
1 Based on the location where the loans are booked.

Customer Deposits

	Sep-09	Jun-09	Dec-08	Sep-08
	$m	$m	$m	$m
By product group				
Fixed deposits	**63,338**	67,427	74,266	71,919
Savings deposits	**29,159**	27,415	24,365	23,129
Current accounts	**22,824**	20,910	18,312	16,616
Other	**1,140**	1,236	1,229	1,459
Total	**116,462**	116,989	118,171	113,123
By maturity				
Within 1 year	**112,605**	112,795	114,439	108,948
Over 1 year but within 3 years	**2,706**	2,863	2,344	2,437
Over 3 years but within 5 years	**774**	918	871	1,208
Over 5 years	**376**	414	516	529
Total	**116,462**	116,989	118,171	113,123
Loans/Deposits ratio (%)	**84.4**	83.6	84.5	88.8

Customer deposits decreased 0.5% from last quarter on lower fixed deposits, partly offset by higher savings and current accounts. Compared to 30 September 2008, customer deposits increased 3.0%, led by higher savings and current accounts while fixed deposits fell.

Debts Issued

	Sep-09	Jun-09	Dec-08	Sep-08
	$m	$m	$m	$m
Subordinated debts				
Due after one year (unsecured)	**5,405**	5,455	5,594	5,290
Other debts issued				
Due within one year (unsecured)	**595**	485	359	467
Due after one year (unsecured)	**120**	161	293	437
	716	647	652	903
Total	**6,121**	6,102	6,246	6,194

Shareholders' Equity

	Sep-09	Jun-09	Dec-08	Sep-08
	$m	$m	$m	$m
Shareholders' equity	**18,215**	17,431	15,573	17,155
Add: Revaluation surplus	**2,640**	2,627	2,989	3,267
Shareholders' equity including revaluation surplus	**20,855**	20,058	18,562	20,422

Shareholders' equity increased 4.5% over 30 June 2009 to $18.2 billion as at 30 September 2009. Improved valuation of the investment portfolio contributed largely to the increase in the shareholders' equity.

Against 30 September 2008, shareholders' equity grew 6.2%. The increase was largely due to improved valuation of the investment portfolio as well as higher retained earnings.

As at 30 September 2009, revaluation surplus of $2.6 billion on the Group's properties was not recognised in the financial statements.

Changes in Issued Shares of the Bank

	Number of shares			
	9M09	9M08	**3Q09**	3Q08
	'000	'000	**'000**	'000
Ordinary shares				
Balance at beginning of period	**1,523,931**	1,523,760	**1,523,931**	1,523,899
Exercise of share options granted under the UOB 1999 Share Option Scheme	**153**	171	**153**	32
Balance at end of period	**1,524,084**	1,523,931	**1,524,084**	1,523,931
Treasury shares				
Balance at beginning of period	**(18,320)**	(11,597)	**(18,320)**	(18,320)
Share buyback - held in treasury	**-**	(6,723)	**-**	-
Balance at end of period	**(18,320)**	(18,320)	**(18,320)**	(18,320)
Ordinary shares net of treasury shares	**1,505,764**	1,505,611	**1,505,764**	1,505,611
Preference shares				
Class E non-cumulative non-convertible preference shares at beginning/end of period	**13,200**	13,200	**13,200**	13,200

	Sep-09	Jun-09	Dec-08	Sep-08
	'000	'000	'000	'000
New shares that would have been issued upon exercise of all outstanding options under the UOB 1999 Share Option Scheme at end of period	**114**	267	269	269

Non-Performing Assets

	Sep-09	Jun-09	Dec-08	Sep-08
	$m	$m	$m	$m
Loans ("NPL")	**2,483**	2,476	2,062	1,629
Debt securities	**254**	279	243	314
Non-Performing Assets ("NPA")	**2,737**	2,755	2,305	1,943
By grading				
Substandard	**1,596**	1,675	1,397	971
Doubtful	**592**	435	268	247
Loss	**549**	645	640	725
Total	**2,737**	2,755	2,305	1,943
By security coverage				
Secured	**1,227**	1,242	1,054	868
Unsecured	**1,510**	1,513	1,251	1,075
Total	**2,737**	2,755	2,305	1,943
By ageing				
Current	**652**	460	501	514
Within 90 days	**385**	561	417	175
Over 90 to 180 days	**425**	450	344	158
Over 180 days	**1,275**	1,284	1,043	1,096
Total	**2,737**	2,755	2,305	1,943
Cumulative impairment				
Individual	**1,186**	1,165	1,008	973
Collective	**1,715**	1,648	1,540	1,442
Total	**2,901**	2,813	2,548	2,415
As a % of NPA	**106.0%**	102.1%	110.5%	124.3%
As a % of unsecured NPA	**192.1%**	185.9%	203.7%	224.7%

	NPL	NPL ratio [1]	NPL	NPL ratio	NPL	NPL ratio	NPL	NPL ratio
	$m	%	$m	%	$m	%	$m	%
NPL by industry								
Transport, storage and communication	**43**	**0.7**	44	0.7	18	0.3	17	0.3
Building and construction	**217**	**1.6**	209	1.5	152	1.0	114	0.7
Manufacturing	**688**	**7.6**	745	8.1	539	5.0	398	3.6
Financial institutions	**382**	**2.5**	349	2.2	290	1.8	176	1.1
General commerce	**391**	**3.1**	396	3.0	411	3.1	307	2.0
Professionals and private individuals	**239**	**1.8**	292	2.2	269	2.1	255	2.1
Housing loans	**315**	**1.2**	318	1.3	286	1.2	263	1.1
Other	**208**	**2.9**	123	1.8	97	1.3	99	1.4
Total	**2,483**	**2.4**	2,476	2.4	2,062	2.0	1,629	1.5

Note:

1 Debt securities and contingent assets are excluded from the computation.

Non-Performing Assets *(cont'd)*

	NPL	NPL ratio [1]	Total cumulative impairment as a % of NPL	Total cumulative impairment as a % of unsecured NPL
	$m	%	%	%
NPL by geography [2]				
Singapore				
Sep 09	**894**	**1.3**	**189.5**	**344.3**
Jun 09	931	1.4	167.7	321.2
Dec 08	759	1.2	173.1	357.1
Sep 08	572	0.9	223.4	509.2
Malaysia				
Sep 09	**483**	**4.1**	**60.7**	**162.8**
Jun 09	495	4.2	59.0	151.3
Dec 08	512	4.2	69.3	173.2
Sep 08	479	3.9	72.2	179.3
Thailand				
Sep 09	**416**	**6.3**	**67.3**	**107.7**
Jun 09	431	6.5	65.9	103.6
Dec 08	391	5.3	73.9	129.6
Sep 08	367	4.8	76.0	125.1
Indonesia				
Sep 09	**107**	**3.2**	**60.7**	**309.5**
Jun 09	95	2.9	66.3	262.5
Dec 08	60	1.9	88.3	278.9
Sep 08	69	2.0	76.8	311.8
Greater China				
Sep 09	**111**	**3.0**	**73.0**	**188.4**
Jun 09	109	2.7	77.1	155.6
Dec 08	101	2.0	79.2	160.0
Sep 08	27	0.5	159.3	307.1
Other				
Sep 09	**472**	**5.0**	**36.9**	**57.8**
Jun 09	415	4.0	46.3	78.7
Dec 08	239	2.3	42.7	71.3
Sep 08	115	1.0	65.2	121.0
Group NPL				
Sep 09	**2,483**	**2.4**	**104.2**	**199.5**
Jun 09	2,476	2.4	100.0	194.2
Dec 08	2,062	2.0	106.4	217.6
Sep 08	1,629	1.5	127.3	272.9

Group NPL as at 30 September 2009 was flat at $2,483 million with NPL ratio remained unchanged at 2.4% over last quarter. Compared to 31 December 2008 and 30 September 2008, the Group NPL was higher across most industries and territories.

Notes:

1 Debt securities and contingent assets are excluded from the computations.

2 Based on the location where the non-performing loans are booked.

Performance by Operating Segment

	PFS	IFS	GMIM	Other	Eliminations	Total
	$m	$m	$m	$m	$m	$m
9M09						
Operating income	1,424	1,633	1,058	140	(92)	4,163
Operating expenses	(710)	(464)	(214)	(225)	92	(1,521)
Impairment charges	(101)	(403)	1	(574)	-	(1,077)
Amortisation of intangible assets	(2)	(6)	-	-	-	(8)
Share of profit of associates	-	7	-	80	-	87
Profit before tax	611	767	845	(578)	-	1,645
Segment assets	39,344	62,407	66,524	5,258	(2,917)	170,616
Intangible assets	1,181	2,300	667	80	-	4,228
Investment in associates	-	23	-	1,155	-	1,178
Total assets	40,525	64,730	67,191	6,493	(2,917)	176,022
Segment liabilities	64,110	52,454	40,961	3,035	(2,917)	157,643
Other information						
Inter-segment operating income	388	(314)	63	(45)	(92)	-
Gross customer loans	39,212	61,529	103	79	-	100,923
Non-performing assets	551	1,904	76	206	-	2,737
Capital expenditure	5	2	1	103	-	111
Depreciation of assets	6	4	2	89	-	101
9M08						
Operating income	1,411	1,604	785	186	(84)	3,902
Operating expenses	(686)	(515)	(270)	(131)	84	(1,518)
Impairment charges	(28)	(139)	(128)	(132)	-	(427)
Amortisation of intangible assets	(3)	(5)	-	-	-	(8)
Share of profit of associates	-	9	-	80	-	89
Profit before tax	694	954	387	2	-	2,037
Segment assets	36,223	70,235	66,604	6,610	(3,637)	176,035
Intangible assets	1,186	2,311	668	80	-	4,245
Investment in associates	-	34	-	1,122	-	1,156
Total assets	37,409	72,580	67,272	7,812	(3,637)	181,436
Segment liabilities	60,731	53,978	49,930	2,910	(3,637)	163,912
Other information						
Inter-segment operating income	526	(395)	4	(51)	(84)	-
Gross customer loans	36,105	66,246	55	101	-	102,507
Non-performing assets	515	1,004	172	252	-	1,943
Capital expenditure	4	3	2	111	-	120
Depreciation of assets	3	2	2	93	-	100

Performance by Operating Segment *(cont'd)*

The Group's businesses are organised into the following four segments based on the types of products and services that it provides:

Personal Financial Services ("PFS")
PFS segment covers Consumer, Privilege and Private Banking. Consumer Banking serves the mass individual customers with a wide range of products and services, including deposits, loans, investments, credit and debit cards and life assurance products. Privilege Banking provides an extended range of financial services, including wealth management, offshore and restricted products such as structured notes, funds of hedge funds, and high networth insurance plans to the wealthy and affluent customers. For the accredited investors and high networth individuals, Private Banking provides an elevated level of personal financial services and consultation.

Segment profit decreased 12.0% to $611 million in 9M09. The decrease was mainly due to higher impairment charges on loans and lower fee and commission income from investment products and credit cards.

Institutional Financial Services ("IFS")
IFS segment encompasses Commercial Banking, Corporate Banking, Corporate Finance, Debt Capital Markets, Venture Management and Alternative Investments. Commercial Banking serves the small and medium-sized enterprises. Corporate Banking serves large local corporations, government-linked companies and agencies, including non-bank financial institutions. Both Commercial Banking and Corporate Banking provide customers with a broad range of products and services that include current accounts, deposits, lending, asset finance, trade finance, structured finance, cash management and cross-border payments. Corporate Finance provides services that include lead managing and underwriting equity offerings and corporate advisory services. Debt Capital Markets specialises in solution-based structures to meet clients' financing requirements in structuring, underwriting and arranging syndicated loans for general corporate needs, leveraged buy-outs, project and structured finance, and underwriting and lead managing bond issues. Venture Management manages, advises and invests in private equity funds on behalf of the Group and third-party investors while Alternative Investments invests in third-party funds on behalf of the Group.

Segment profit reduced 19.6% to $767 million in 9M09. The decrease was mainly due to higher impairment charges on loans and investment securities, partially negated by higher income from Singapore operations.

Global Markets and Investment Management ("GMIM")
GMIM segment provides a comprehensive range of treasury products and services, including foreign exchange, money market, fixed income, derivatives, margin trading, futures broking, gold products, as well as an array of structured products. It is a dominant player in Singapore dollar treasury instruments as well as a provider of banknote services in the region. It also engages in asset management, proprietary investment activities and management of excess liquidity and capital funds.

Segment profit increased 118.3% to $845 million in 9M09. The increase was mainly attributed to higher income from money market activities and trading and investment portfolios, coupled with lower impairment charges on investment securities. This was partially negated by lower contributions from asset management activities.

Other
Other segment includes property-related activities, insurance businesses and income and expenses not attributable to other business segments.

Loss of $578 million was recorded in 9M09 as compared to profit of $2 million in 9M08. This was mainly due to higher provision for collective impairment, lower realised gain on investment securities and higher accrual of expenses.

Performance by Geographical Segment [1]

	9M09	9M08	3Q09	2Q09	3Q08
	$m	$m	$m	$m	$m
Total operating income					
Singapore	**2,728**	2,490	**849**	979	751
Malaysia	**430**	408	**134**	142	128
Thailand	**315**	344	**105**	100	114
Indonesia	**272**	206	**91**	92	75
Greater China	**161**	118	**54**	62	41
Other	**257**	336	**88**	83	105
Total	**4,163**	3,902	**1,322**	1,458	1,213
Profit before tax					
Singapore	**1,057**	1,508	**421**	283	421
Malaysia	**227**	169	**76**	68	60
Thailand	**64**	65	**17**	26	25
Indonesia	**118**	75	**34**	43	26
Greater China	**80**	31	**29**	34	14
Other	**106**	196	**45**	51	38
	1,653	2,046	**622**	505	583
Intangible assets amortised	**(8)**	(8)	**(3)**	(3)	(3)
Total	**1,645**	2,037	**620**	502	580

Singapore and the regional countries accounted for 64.0% and 24.7% of the Group's pre-tax profit in 9M09 respectively.

	Sep-09	Jun-09	Dec-08	Sep-08
	$m	$m	$m	$m
Total assets				
Singapore	**117,948**	117,332	120,064	118,760
Malaysia	**16,501**	17,148	17,354	16,903
Thailand	**8,621**	8,564	8,902	8,779
Indonesia	**4,675**	4,590	4,082	4,359
Greater China	**6,376**	7,337	8,597	7,963
Other	**17,674**	18,278	19,731	20,427
	171,795	173,248	178,730	177,190
Intangible assets	**4,228**	4,225	4,211	4,245
Total	**176,022**	177,473	182,941	181,436

Note:
1 Based on the location where the transactions and assets are booked which approximates that based on the location of the customers and assets. Information is stated after elimination of inter-segment transactions.

Capital Adequacy Ratios

	Sep-09	Jun-09	Dec-08	Sep-08
	$m	$m	$m	$m
Tier 1 capital				
Share capital	**1,898**	1,896	1,896	1,896
Preference shares	**2,149**	2,149	2,149	2,149
Disclosed reserves/other	**14,672**	14,276	13,251	13,969
Tier 1 deductions	**(5,108)**	(5,098)	(4,840)	(4,837)
	13,611	13,223	12,456	13,177
Upper Tier 2 capital				
Cumulative collective impairment/other	**881**	863	478	708
Subordinated notes	**4,811**	4,822	5,259	4,974
Tier 2 deductions	**(620)**	(613)	(617)	(580)
	5,072	5,072	5,120	5,102
Total capital	**18,683**	18,295	17,576	18,279
Risk-weighted assets	**101,130**	104,821	114,712	118,044
Capital adequacy ratios ("CAR")				
Tier 1	**13.5%**	12.6%	10.9%	11.2%
Total	**18.5%**	17.5%	15.3%	15.5%

As at 30 September 2009, Group tier 1 and total CAR of 13.5% and 18.5% were well above the minimum 6% and 10% required by MAS respectively.

The increase in CAR over 30 June 2009 was largely contributed by lower risk-weighted assets.

The higher CAR over 30 September 2008 were due primarily to lower risk-weighted assets and higher retained earnings.

Consolidated Profit and Loss Account (Unaudited)

	9M09	9M08	+/(-)	3Q09	2Q09	+/(-)	3Q08	+/(-)
	$m	$m	%	$m	$m	%	$m	%
Interest income	3,955	5,193	(23.8)	1,245	1,281	(2.8)	1,727	(27.9)
Less: Interest expense	1,173	2,575	(54.4)	320	373	(14.3)	834	(61.7)
Net interest income	2,782	2,618	6.3	925	908	2.0	893	3.6
Dividend income	37	55	(32.5)	10	23	(54.7)	12	(12.6)
Fee and commission income	729	866	(15.8)	264	225	17.4	274	(3.4)
Rental income	107	81	32.2	36	36	(0.1)	29	23.2
Other operating income	508	282	80.2	85	266	(68.0)	5	NM
Non-interest income	1,381	1,284	7.6	396	551	(28.0)	319	24.1
Total operating income	4,163	3,902	6.7	1,322	1,458	(9.4)	1,213	9.0
Less: Staff costs	808	808	-	272	276	(1.6)	262	3.7
Other operating expenses	713	711	0.3	238	244	(2.5)	242	(1.6)
Total operating expenses	1,521	1,518	0.2	510	520	(2.0)	504	1.2
Operating profit before charges	2,643	2,384	10.9	812	938	(13.4)	709	14.6
Less: Amortisation/impairment charges								
Intangible assets	8	8	(8.4)	3	3	3.1	3	(8.6)
Loans and other assets	1,077	427	152.4	235	465	(49.5)	158	49.0
Operating profit after charges	1,558	1,949	(20.0)	574	471	22.0	548	4.8
Share of profit of associates	87	89	(1.7)	46	32	44.5	32	40.7
Profit before tax	1,645	2,037	(19.2)	620	502	23.4	580	6.8
Less: Tax	251	412	(39.1)	116	23	394.8	97	19.8
Profit for the financial period	1,394	1,626	(14.2)	504	479	5.3	484	4.2
Attributable to:								
Equity holders of the Bank	1,380	1,605	(14.0)	500	470	6.3	475	5.3
Minority interests	14	21	(29.7)	4	8	(55.5)	9	(56.8)
	1,394	1,626	(14.2)	504	479	5.3	484	4.2

Consolidated Statement of Total Comprehensive Income (Unaudited)

	9M09	9M08	+/(-)	3Q09	2Q09	+/(-)	3Q08	+/(-)
	$m	$m	%	$m	$m	%	$m	%
Profit for the financial period	**1,394**	1,626	(14.2)	**504**	479	5.3	484	4.2
Currency translation adjustments	**98**	(204)	NM	**(22)**	(12)	(86.3)	130	(116.6)
Change in available-for-sale reserve								
Net change in fair value	**1,774**	(1,635)	NM	**597**	1,155	(48.3)	(1,035)	NM
Transfer to profit and loss account on disposal/impairment	**310**	(42)	NM	**21**	93	(77.2)	47	(55.5)
Change in share of other comprehensive income of associates	**78**	(119)	NM	**34**	77	(56.1)	(53)	NM
Other comprehensive income for the financial period	**2,261**	(2,001)	NM	**630**	1,313	(52.0)	(910)	NM
Total comprehensive income for the financial period	**3,655**	(375)	NM	**1,134**	1,792	(36.7)	(426)	NM
Attributable to:								
Equity holders of the Bank	**3,631**	(375)	NM	**1,126**	1,779	(36.7)	(438)	NM
Minority interests	**24**	(1)	NM	**8**	13	(40.3)	11	(31.0)
	3,655	(375)	NM	**1,134**	1,792	(36.7)	(426)	NM

Consolidated Balance Sheet (Unaudited)

	Sep-09 $m	Jun-09 $m	Dec-08 [1] $m	Sep-08 $m
Equity				
Share capital	**4,047**	4,045	4,045	4,045
Retained earnings	**6,144**	5,980	5,724	5,715
Other reserves	**8,025**	7,407	5,804	7,396
Equity attributable to equity holders of the Bank	**18,215**	17,431	15,573	17,155
Minority interests	**164**	159	146	368
Total	**18,380**	17,590	15,719	17,523
Liabilities				
Deposits and balances of banks	**23,928**	25,217	28,452	32,649
Deposits and balances of non-bank customers	**116,462**	116,989	118,171	113,123
Bills and drafts payable	**1,340**	1,126	1,548	2,043
Other liabilities	**9,792**	10,448	12,805	9,904
Debts issued	**6,121**	6,102	6,246	6,194
Total	**157,643**	159,882	167,222	163,912
Total equity and liabilities	**176,022**	177,473	182,941	181,436
Assets				
Cash, balances and placements with central banks	**11,636**	16,279	20,290	17,329
Singapore Government treasury bills and securities	**13,685**	13,441	8,969	6,387
Other government treasury bills and securities	**5,078**	3,341	2,341	3,416
Trading securities	**131**	121	139	208
Placements and balances with banks	**13,577**	12,823	15,196	18,583
Loans to non-bank customers	**98,337**	97,781	99,840	100,433
Investment securities	**16,569**	16,395	15,674	17,570
Other assets	**9,428**	9,757	13,091	9,929
Investment in associates	**1,178**	1,119	1,096	1,156
Properties and other fixed assets	**2,177**	2,191	2,094	2,180
Intangible assets	**4,228**	4,225	4,211	4,245
Total	**176,022**	177,473	182,941	181,436
Off-Balance Sheet Items				
Contingent liabilities	**12,026**	12,251	12,000	13,827
Financial derivatives	**309,328**	344,186	368,299	418,953
Commitments	**53,937**	52,811	45,232	47,941
Net asset value per ordinary share ($)	**10.67**	10.14	8.90	9.96

Note:
1 Audited.

Consolidated Statement of Changes in Equity (Unaudited)

	Attributable to equity holders of the Bank					
	Share capital	Retained earnings	Other reserves	Total	Minority interests	Total equity
	$m	$m	$m	$m	$m	$m
Balance at 1 January 2009	**4,045**	**5,724**	**5,804**	**15,573**	**146**	**15,719**
Total comprehensive income for the financial period	**-**	**1,380**	**2,251**	**3,631**	**24**	**3,655**
Transfers	**-**	**41**	**(41)**	**-**	**-**	**-**
Change in minority interests	**-**	**-**	**0**	**0**	**(0)**	**(0)**
Dividends	**-**	**(1,002)**	**-**	**(1,002)**	**(5)**	**(1,007)**
Share-based compensation	**-**	**-**	**11**	**11**	**-**	**11**
Issue of shares under share option scheme	**2**	**-**	**-**	**2**	**-**	**2**
Balance at 30 September 2009	**4,047**	**6,144**	**8,025**	**18,215**	**164**	**18,380**
Balance at 1 January 2008	2,845	5,119	9,364	17,329	398	17,726
Total comprehensive income for the financial period	-	1,605	(1,979)	(375)	(1)	(375)
Transfers	-	(1)	1	-	-	-
Change in minority interests	-	-	-	-	(1)	(1)
Dividends	-	(1,009)	-	(1,009)	(28)	(1,037)
Share buyback - held in treasury	(120)	-	-	(120)	-	(120)
Share-based compensation	-	-	10	10	-	10
Issue of shares under share option scheme	2	-	-	2	-	2
Issue of Class E preference shares	1,317	-	-	1,317	-	1,317
Balance at 30 September 2008	4,045	5,715	7,396	17,155	368	17,523
Balance at 1 July 2009	**4,045**	**5,980**	**7,407**	**17,431**	**159**	**17,590**
Total comprehensive income for the financial period	**-**	**500**	**626**	**1,126**	**8**	**1,134**
Transfers	**-**	**9**	**(9)**	**-**	**-**	**-**
Change in minority interests	**-**	**-**	**0**	**0**	**(0)**	**(0)**
Dividends	**-**	**(345)**	**-**	**(345)**	**(2)**	**(347)**
Share-based compensation	**-**	**-**	**0**	**0**	**-**	**0**
Issue of shares under share option scheme	**2**	**-**	**-**	**2**	**-**	**2**
Balance at 30 September 2009	**4,047**	**6,144**	**8,025**	**18,215**	**164**	**18,380**
Balance at 1 July 2008	2,727	5,551	8,305	16,583	364	16,947
Total comprehensive income for the financial period	-	475	(913)	(438)	11	(426)
Change in minority interests	-	-	-	-	(0)	(0)
Dividends	-	(311)	-	(311)	(8)	(319)
Share-based compensation	-	-	3	3	-	3
Issue of shares under share option scheme	0	-	-	0	-	0
Issue of Class E preference shares	1,317	-	-	1,317	-	1,317
Balance at 30 September 2008	4,045	5,715	7,396	17,155	368	17,523

Consolidated Cash Flow Statement (Unaudited)

	9M09	9M08	3Q09	3Q08
	$m	$m	$m	$m
Cash flows from operating activities				
Operating profit before amortisation and impairment charges	**2,643**	2,384	**812**	709
Adjustments for:				
Depreciation of assets	**101**	100	**34**	33
Net (gain)/loss on disposal of assets	**(36)**	(171)	**8**	(14)
Share-based compensation	**11**	10	**0**	3
Operating profit before working capital changes	**2,718**	2,323	**855**	731
Increase/(decrease) in working capital				
Deposits	**(6,233)**	6,712	**(1,816)**	312
Bills and drafts payable	**(209)**	220	**213**	73
Other liabilities	**(2,995)**	544	**(660)**	71
Trading securities	**8**	202	**(10)**	203
Placements and balances with banks	**1,619**	(3,376)	**(753)**	(2,959)
Loans to non-bank customers	**834**	(8,038)	**(782)**	(3,140)
Other assets	**3,363**	(605)	**270**	131
Cash used in operations	**(893)**	(2,018)	**(2,684)**	(4,577)
Income tax paid	**(363)**	(695)	**(122)**	(332)
Net cash used in operating activities	**(1,256)**	(2,712)	**(2,805)**	(4,909)
Cash flows from investing activities				
Net cash flow on disposal/(acquisition) of:				
Investment securities and associates	**1,211**	207	**510**	(289)
Properties and other fixed assets	**(175)**	(185)	**(15)**	(160)
Change in minority interests	**(0)**	(1)	**(0)**	(0)
Dividends received from associates	**54**	57	**5**	1
Net cash provided by/(used in) investing activities	**1,090**	78	**501**	(448)
Cash flows from financing activities				
Proceeds from issue of ordinary shares	**2**	2	**2**	0
Net proceeds from issue of Class E preference shares	**-**	1,317	**-**	1,317
Net (decrease)/increase in debts issued	**(125)**	(473)	**19**	(143)
Share buyback	**-**	(120)	**-**	-
Dividends paid on ordinary shares	**(903)**	(979)	**(301)**	(301)
Dividends paid on preference shares	**(109)**	(41)	**(54)**	(21)
Dividends paid to minority interests	**(5)**	(28)	**(2)**	(8)
Net cash (used in)/provided by financing activities	**(1,141)**	(321)	**(336)**	846
Currency translation adjustments	**106**	(195)	**(21)**	118
Net decrease in cash and cash equivalents	**(1,201)**	(3,151)	**(2,662)**	(4,393)
Cash and cash equivalents at beginning of the financial period	**31,600**	30,283	**33,061**	31,525
Cash and cash equivalents at end of the financial period	**30,398**	27,132	**30,398**	27,132
Represented by:				
Cash, balances and placements with central banks	**11,636**	17,329	**11,636**	17,329
Singapore Government treasury bills and securities	**13,685**	6,387	**13,685**	6,387
Other government treasury bills and securities	**5,078**	3,416	**5,078**	3,416
Cash and cash equivalents at end of the financial period	**30,398**	27,132	**30,398**	27,132

Balance Sheet of the Bank (Unaudited)

	Sep-09	Jun-09	Dec-08 [1]	Sep-08
	$m	$m	$m	$m
Equity				
Share capital	**3,215**	3,213	3,213	3,213
Retained earnings	**5,234**	5,161	5,031	4,284
Other reserves	**7,634**	7,046	5,632	6,591
Total	**16,083**	15,421	13,876	14,088
Liabilities				
Deposits and balances of banks	**22,920**	24,100	27,129	30,956
Deposits and balances of non-bank customers	**92,731**	93,154	93,601	90,247
Deposits and balances of subsidiaries	**2,916**	3,973	3,722	3,695
Bills and drafts payable	**292**	185	104	185
Other liabilities	**8,039**	7,638	9,822	7,230
Debts issued	**6,396**	6,430	6,658	6,709
Total	**133,295**	135,479	141,037	139,022
Total equity and liabilities	**149,378**	150,900	154,913	153,110
Assets				
Cash, balances and placements with central banks	**7,560**	11,009	14,823	14,154
Singapore Government treasury bills and securities	**13,637**	13,391	8,899	6,295
Other government treasury bills and securities	**2,459**	1,792	1,251	1,729
Trading securities	**130**	118	124	148
Placements and balances with banks	**12,314**	10,789	13,408	16,124
Loans to non-bank customers	**76,262**	75,627	76,668	76,695
Placements with and advances to subsidiaries	**2,387**	3,394	2,866	3,299
Investment securities	**15,578**	15,438	14,729	16,533
Other assets	**7,949**	8,220	11,069	8,499
Investment in associates	**371**	371	372	372
Investment in subsidiaries	**5,346**	5,346	5,293	4,607
Properties and other fixed assets	**2,205**	2,222	2,230	1,473
Intangible assets	**3,182**	3,182	3,182	3,182
Total	**149,378**	150,900	154,913	153,110
Off-Balance Sheet Items				
Contingent liabilities	**9,965**	10,110	9,703	11,428
Financial derivatives	**289,063**	325,351	351,103	401,352
Commitments	**38,868**	38,284	36,761	39,903
Net asset value per ordinary share ($)	**9.80**	9.35	8.33	8.48

Note:
1 Audited.

Statement of Changes in Equity of the Bank (Unaudited)

	Share capital $m	Retained earnings $m	Other reserves $m	Total equity $m
Balance at 1 January 2009	**3,213**	**5,031**	**5,632**	**13,876**
Total comprehensive income for the financial period	**-**	**1,174**	**1,990**	**3,164**
Dividends	**-**	**(970)**	**-**	**(970)**
Share-based compensation	**-**	**-**	**11**	**11**
Issue of shares under share option scheme	**2**	**-**	**-**	**2**
Balance at 30 September 2009	**3,215**	**5,234**	**7,634**	**16,083**
Balance at 1 January 2008	2,014	3,893	8,080	13,987
Total comprehensive income for the financial period	-	1,370	(1,500)	(130)
Dividends	-	(979)	-	(979)
Share buyback - held in treasury	(120)	-	-	(120)
Share-based compensation	-	-	10	10
Issue of shares under share option scheme	2	-	-	2
Issue of Class E preference shares	1,317	-	-	1,317
Balance at 30 September 2008	3,213	4,284	6,591	14,088

	Share capital $m	Retained earnings $m	Other reserves $m	Total equity $m
Balance at 1 July 2009	**3,213**	**5,161**	**7,046**	**15,421**
Total comprehensive income for the financial period	**-**	**408**	**587**	**995**
Dividends	**-**	**(335)**	**-**	**(335)**
Share-based compensation	**-**	**-**	**0**	**0**
Issue of shares under share option scheme	**2**	**-**	**-**	**2**
Balance at 30 September 2009	**3,215**	**5,234**	**7,634**	**16,083**
Balance at 1 July 2008	1,895	4,265	7,543	13,703
Total comprehensive income for the financial period	-	320	(956)	(635)
Dividends	-	(301)	-	(301)
Share-based compensation	-	-	3	3
Issue of shares under share option scheme	0	-	-	0
Issue of Class E preference shares	1,317	-	-	1,317
Balance at 30 September 2008	3,213	4,284	6,591	14,088

Investment Securities

	Sep-09
	$m
Debt securities	
Bank	
Tier 1	2,006
Tier 2	1,170
Senior/Other	4,450
	7,626
Non-bank	6,430
	14,056
Equity securities	2,513
Total	16,569

	Sep-09		
	Bank	Non-bank	Total
	$m	$m	$m
Debt securities by country of risk			
Singapore	353	1,536	1,889
Other Asia Pacific	3,113	2,681	5,794
Europe	2,203	732	2,935
United States	1,872	1,167	3,039
Other	84	314	399
Total	7,626	6,430	14,056

As at 30 September 2009, the Group's investment in non-government securities was $16.6 billion, with 85% in debt securities and 15% in equity securities.

The debt securities portfolio of $14.1 billion was well diversified, with 70% of the portfolio comprising individual exposure of $50 million and below.